Exhibit 99.1

Notice of Relevant Shareholding Sale

Grand Cayman, Cayman Islands, February 1st, 2023, Inter & Co. Inc. (Nasdaq: INTR; B3: INBR32) ("Inter&Co") announces that, on February 1st, 2023, StoneCo Ltd., a company duly incorporated and validly existing under the laws of Cayman Islands, enrolled with CNPJ/ME under No. 31.752.270/0001-82, with head office at Harbour Place, 4 th floor, No. 103 Church St., PO Box 10240 KY1-1002, Georgetown, Cayman Islands, herein represented in accordance with its corporate documents (“StoneCo”), sold 16,829,094 Brazilian Depositary Receipts (BDRs) (“INBR32”), the totality of StoneCo's remaining stake in the Company, representing 4.20% of Inter&Co total shares. The sale of these shares in the open market may contribute to an increase in liquidity in Inter&Co shares.

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer